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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING           SEC FILE NUMBER
                                                                    CUSIP NUMBER

(Check One): [ ] Form 10-K    [ ] Form 20-F    [ ] Form  11-K     [X] Form 10-Q
[ ] Form N-SAR
         For Period Ended:  September 30, 2000
 Transition Report on Form 10-K
 Transition Report on  Form 20-F
 Transition Report on Form 11-K
 Transition Report on Form 10-Q
 Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
--------------------------------------------------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I  -- REGISTRANT INFORMATION

Full Name of Registrant                      CFW Communications Company
Former Name if Applicable
Address of Principal                         401 Spring Lane, Suite 300
Executive Office (Street and Number)
City, State and Zip Code                     Waynesboro, Virginia 22980

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]       |   (a)  The reasons  described  in  reasonable  detail in Part III of
          |        this form could not be eliminated without unreasonable effort
          |        or expense;
[X]       |   (b)  The subject annual  report,  semi-annual  report,  transition
          |        report on Form 10-K,  20-F,  11-K or Form  N-SAR,  or portion
          |        thereof  will be filed on or  before  the 15th  calendar  day
          |        following the prescribed  due date; or the subject  quarterly
          |        report or transition  report on Form 10-Q, or portion thereof
          |        will be filed on or before the fifth  calendar day  following
          |        the prescribed due date: and
[ ]       |   (c)  The accountant's  statement or other exhibit required by Rule
          |        12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Please see Attachment A attached hereto.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael B. Moneymaker                           (540)         946-3531
----------------------------------------    ------------------------------------
(Name)                                      (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes   [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please see Attachment B attached hereto.


                           CFW Communications Company
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 2000          By: Michael B. Moneymaker
       -----------------              -----------------------------------------
                                       Senior Vice President and Chief Financial
                                        Officer and Treasurer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934. 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered. 4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

                                  ATTACHMENT A

         As a result of material acquisitions and dispositions occurring in the third quarter, CFW Communications Company ("CFW") requires additional time to complete the Quarterly Report on Form 10-Q for the quarter ended September 30, 2000. CFW will file its Quarterly Report on Form 10-Q on or before November 20, 2000.

                                  ATTACHMENT B

         As a result of material acquisitions and dispositions occurring in the third quarter, CFW's third quarter results differ significantly from the first and second quarter of 2000 and from the prior year's comparable quarters. As disclosed in CFW's earnings press release dated November 9, 2000, CFW reported significant operating losses resulting from these material acquisitions and dispositions. Operating loss for the three and nine months ended September 30, 2000 was $13,396,253 and $6,112,691, respectively. In comparison, operating income for the three and nine months ended September 30, 1999 was $1,473,157 and $10,670,627, respectively.